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EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING
OPERATIONS TO FIXED CHARGES
(Unaudited)

	Years Ended December 31:
(Dollars in millions)
	2007	2006	2005	2004	2003
Income from continuing operations before income taxes(1)	$14,492	$13,322	$12,236	$10,546	$9,406
Add:
Fixed charges, excluding capitalized interest	1,877	1,391	1,188	1,048	1,121

Income as adjusted before income taxes	$16,369	$14,713	$13,424	$11,594	$10,527

Fixed charges:
Interest expense	$1,422	$970	$745	$567	$648
Capitalized interest	9	11	16	4	15
Portion of rental expense representative of interest	455	421	443	481	473

Total fixed charges	$1,886	$1,402	$1,204	$1,052	$1,136

Ratio of income from continuing operations to fixed charges	8.7	10.5	11.1	11.0	9.3

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

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  EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS FROM CONTINUING OPERATIONS TO FIXED CHARGES (Unaudited)